UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ELECTRO SCIENTIFIC INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OREGON	0-12853	93-0370304
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13900 NW Science Park Drive, Portland, Oregon		97229
(Address of principal executive offices)		(Zip Code)

Kerry Mustoe		503-641-4141
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Electro Scientific Industries, Inc. and its subsidiaries (ESI) is a leading supplier of innovative laser-based manufacturing solutions for the microtechnology industry. Our advanced laser systems enable precise structuring of micron to submicron features in components and devices which are used in a wide variety of end products in the consumer electronics, computer, semiconductor, communications and other markets. These features enable our customers to achieve functionality, or improve yield and productivity in their manufacturing processes that can be critical to their profitability. Founded in 1944, ESI is headquartered in Portland, Oregon, with global operations and subsidiaries in Asia, Canada, Europe and the United States.
Our advanced laser microfabrication systems allow microelectronics, semiconductor, and other microtechnology manufacturers to physically alter select device features during high-volume production in order to increase performance and improve production yields. Laser microfabrication comprises a set of precise micron-level processes, including drilling, scribing, dicing, singulation, cutting, ablating, trimming, and precision marking on multiple types of materials. These processes require application-specific laser systems that are able to meet our customers’ exacting performance and productivity requirements. Our laser-based systems improve production yields or enable improved performance for flexible and rigid high density interconnect printed circuit boards, semiconductor devices, advanced semiconductor packaging, touch-panel glass, flat panel liquid crystal displays (LCDs) and other high value components.
Additionally, we produce high-capacity test and inspection equipment that is critical to the quality control process during the production of multilayer ceramic capacitors (MLCCs). Our equipment ensures that each component meets the electrical and physical tolerances required to perform properly. Lastly, we produce systems that use photonic technology to perform precision inspection for quality control and defect identification.

The Company's Conflict Minerals Policy is also publicly available on our website (http://investors.esi.com/governance.cfm). The website and information accessible through it are not incorporated into this document.

ESI has concluded in good faith that during calendar 2013:

a)
ESI has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry” (RCOI) ESI knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and is unable to determine that those necessary conflict minerals did not come from recycled or scrap sources.

ESI’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in its products originated from the Covered Countries. Electro Scientific Industries Inc.’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template. ESI surveyed its direct suppliers of items containing conflict minerals, representing over 80% of ESI's total direct material spending. Additionally, ESI used the Conflict Free Smelter Initiative (CFSI) website (http://www.conflictfreesourcing.org/), smelter company websites and other online tools to provide additional country of origin information.

As a result of the RCOI conducted as described above, 90% of ESI's suppliers who contributed necessary conflict minerals to its products have provided a response to the supply-chain survey. Below is a summary of the information collected from all supply-chain survey respondents.

Conflict Mineral	Countries of origin may include the following
Tantalum	Democratic Republic of the Congo*
Tin	Democratic Republic of the Congo*
Tungsten	TBD
Gold	TBD
*The reported tantalum and tin from the DRC was reported by a smelter who has been audited and registered as conflict free by the Conflict Free Smelter Initiative (CFSI), which is internationally recognized for conflict free smelter audits.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, ESI has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at www.esi.com.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 30, 2014

Electro Scientific Industries, Inc.

By:	/s/ Paul Oldham
Name:	Paul Oldham
Title:	Vice President of Administration, Chief Financial Officer and Corporate Secretary